May 30, 2012

Via EDGAR

Peggy Kim

Special Counsel, Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Oil States International, Inc.

Schedule TO-I filed May 17, 2012

File No. 005-78072

Dear Ms. Kim:

Set forth below are the responses of Oil States International, Inc. (“Oil States,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 21, 2012, with respect to Oil States’ Schedule TO-I, filed on May 17, 2012, File No. 005-78072 (the “Schedule TO”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Schedule TO

Exhibits

1.	Please file the letter of transmittal or Repurchase Notice for the put option. Refer to Item 1016(a)(1) of Regulation M-A.

Response: Item 1016(a)(1) of Regulation M-A requires us to file, as an exhibit to the Schedule TO, any disclosure materials furnished to security holders by or on our behalf, including the tender offer materials (including any transmittal letter), relating to the put option. Pursuant to Item 1016(a)(1) of Regulation M-A, we have filed as Exhibit (a)(1) to the Schedule TO the Company Notice to Holders of 2 3/8% Contingent Convertible Senior Notes due 2025 (the “Notes”), dated May 17, 2012 (the “Repurchase Notice”). The Repurchase Notice constitutes the only material provided to the security holders by or on our behalf in connection with the put option. The Indenture, dated as of June 21, 2005, by and between us and Wells Fargo Bank, National Association, as trustee (the “Indenture”), governing the Notes, does not require any additional materials to be provided to security holders in connection with the put option or contain any “form” pursuant to which a security holder may surrender its Notes for repurchase.

Information regarding the procedures to be followed by any security holder that desires to surrender its Notes for repurchase is set forth in Section 3 of the Repurchase Notice rather than

United States Securities and Exchange Commission

May 30, 2012

in a separate letter of transmittal. Because all of the Notes are held in global form through DTC, all Notes to be surrendered in connection with the put option must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program (“ATOP”). If a holder of Notes desires to surrender its Notes for repurchase and is a DTC participant, such holder must electronically transmit its acceptance through the ATOP system. If such holder is not a DTC participant, it must contact the broker, dealer, commercial bank, trust company or other nominee and instruct such nominee to electronically transmit its acceptance through the ATOP system. We have not provided a form of instruction to be provided from a holder to its respective nominee. Any such instruction will be governed by specific arrangements between such holder and its nominee and may vary significantly from holder to holder.

Based upon these considerations, we believe that we have properly complied with Item 1016(a)(1) of Regulation M-A by filing, as an exhibit to the Schedule TO, the Repurchase Notice, the only disclosure materials furnished to security holders by or on our behalf, relating to the put option.

Offer to Purchase

Optional Redemption, page 6

2.	We note the disclosure that the issuer is prohibited from purchasing or redeeming Notes until at least the tenth business day after the Repurchase Date; however, in the next sentence, the disclosure states that the issuer will redeem all outstanding Notes on July 6, 2012, which is only the fourth business day after July 1, 2012, the Repurchase Date. Please revise or advise us as to how you are complying with Rules 13e-4(f)(6) and 14e-5.

Response: As disclosed in the Repurchase Notice, we issued the notice of redemption of the Notes (the “Redemption Notice”) on May 17, 2012 prior to issuance of the Repurchase Notice or public announcement of the put option. Because the Redemption Notice is irrevocable and mandatory for security holders, no further investment decision will be made by Oil States or the security holder with respect to the redemption during or following the put option. Based upon this sequence of timing, we respectively submit that the purchase of the Notes pursuant to the Redemption Notice chronologically precedes the put option and, therefore, does not violate Rule 13e-4(f)(6) or 14e-5.

In the event that the Staff does not concur with the belief that the purchase precedes the put option, we submit that the redemption of all outstanding Notes on July 6, 2012, does not involve any of the abuses intended to be addressed by Rule 13e-4(f)(6) and should be permitted to proceed in the manner contemplated by the Schedule TO. We note that the Commission has previously granted such relief from application of the tender offer rules, and Rule 13e-4(f)(6) in particular, under similar facts and circumstances. See, e.g., the following no-action letters: Boston Properties Limited Partnership (December 29, 2011); CenterPoint Energy, Inc. (December 21, 2006).

United States Securities and Exchange Commission

May 30, 2012

In addressing the restrictions imposed by Rule 13e-4(f)(6) (and, in particular, the restrictions applicable for the ten business days after termination of an issuer tender offer), the Adopting Release for Rule 13e-4 notes that the “provision is essentially an antimanipulation restriction” and that “[a] tender offer tends to peg the market price of the security which is the subject of the tender offer at or near the offering price, and the purpose of the prohibition . . . is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer.” (Securities Act Release No. 6108; Exchange Act Release No. 16112 (Aug. 16, 1979)) According to the Proposing Release relating to Rule 13e-4, the “Commission believes that a period of ten business days after a tender offer is sufficient to permit the impact of the offer on the market to subside before subsequent purchases are made.” (Exchange Act Release No. 14234 (Dec. 8, 1977)) Similarly, the Adopting Release for Rule 13e-4 noted that “[t]he Commission continues to believe that this short ‘cooling-off’ period constitutes a reasonable means to ensure that the market impact of the tender offer on the issuer’s securities is dissipated by market activity unaffected by additional purchases by the issuer.”

We believe the put option, as required by the Indenture governing the Notes, will not have a significant effect on the trading price of the Notes, and therefore no “cooling off” period is necessary between the expiration of the put option and the redemption.

Specifically:

•

The repurchase and the redemption of the Notes are both being effected pursuant to the Indenture governing the Notes, which fully determines the repurchase price and the redemption price. The repurchase price and the redemption price are both equal to the aggregate principal amount of the Notes, plus any accrued and unpaid interest.

•	The redemption of the Notes is mandatory and does not involve an investment decision by the security holder.

•

The trading price of the Notes is based on various factors, including the Conversion Price (as such term is defined in the Indenture) of the Notes in relation to the trading price of Oil States’ common stock, the credit rating associated with the Notes and general market conditions. Neither the repurchase nor the redemption will affect the Conversion Price of the Notes, which is determined pursuant to the Indenture. Further, since the terms of the repurchase and redemption are provided in the Indenture, neither the repurchase nor the redemption is expected to have an impact on the trading price of Oil States’ common stock, the credit rating associated with the Notes or any other factor which could have a foreseeable impact on the trading price of the Notes.

•

The redemption of the Notes will not have the effect of artificially supporting the market for the Notes in the manner contemplated by the Adopting Release for Rule 13e-4. As noted above, the repurchase price and the redemption price are substantially equivalent and specified by the Indenture.

United States Securities and Exchange Commission

May 30, 2012

Accordingly, neither the repurchase nor the redemption will have the effect of pegging or manipulating the trading price of the Notes such that there is a need for a cooling-off period between the repurchase offer and the redemption.

Finally, we note that, except for the redemption of the Notes within ten business days after expiration of the repurchase offer, the transactions will be made and completed in compliance with Rule 13e-4 and 14e-5.

*        *        *         *        *

United States Securities and Exchange Commission

May 30, 2012

Pursuant to your request, in connection with responding to these comments, Oil States acknowledges that:

•	Oil States is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Oil States may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at (713) 652-0589 or Matt Pacey of Vinson & Elkins LLP at (713) 758-4786.

Very truly yours,

Oil States International, Inc.

By:	/s/ Bradley J. Dodson
Bradley J. Dodson Senior Vice President, Chief Financial Officer and Treasurer

cc:	Matt Pacey

Vinson & Elkins LLP

1001 Fannin Street

2500 First City Tower

Houston, Texas 77002

mpacey@velaw.com

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